FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on July 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 28, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 28, 2005
URL: http://www.komatsu.com/

Consolidated Business Results for the First Quarter

of the Fiscal Year Ending March 31, 2006 (U.S. GAAP)

1. Matters Related to the Production of the Outline of Business

1) Simplified accounting procedures: Adopted in part to calculate tax expenses.

2) Changes in accounting procedures since the last consolidated fiscal year: None.

3) Changes in group of entities:

Consolidated subsidiaries

Added: 10 companies    Removed: 2 companies

Affiliated companies accounted for by the equity-method

Added: 2 companies

2. Results for the First Quarter of the Fiscal Year Ending March 31, 2006

(1) Consolidated Financial Results (Amounts are rounded to the nearest million yen)

Millions of yen except per share amounts

	First quarter ended June 30, 2005	First quarter ended June 30, 2004	Changes Increase		FY ended March 31, 2005
Net sales	386,711	318,122	68,589	21.6%	1,434,788
Operating profit	36,926	18,149	18,777	103.5%	101,923
Income before income taxes, minority interests and equity in earnings	34,916	19,443	15,473	79.6%	98,703
Net income	19,080	10,378	8,702	83.9%	59,010
Net income per share (Yen)
Basic	¥19.24	¥10.46	8.78		¥59.51
Diluted	¥19.22	¥10.45	8.77		¥59.47

Notes:	1)	Percentages shown in net sales, operating profit, income before income taxes and net income represent the rates of change compared with the corresponding first quarter a year ago.
	2)	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

(2) Consolidated Financial Position

	As of June 30, 2005	As of March 31, 2005
Total assets (Millions of yen)	1,475,481	1,449,068
Shareholders’ equity (Millions of yen)	494,643	477,144
Shareholders’ equity ratio (%)	33.5	32.9
Shareholders’ equity per share (Yen)	497.83	481.27

3. Management Performance (Consolidated)

Consolidated net sales for the first quarter of the fiscal year ending March 31, 2006, expanded 21.6% over the previous corresponding period, to ¥386.7 billion. Net income for the first quarter accelerated 83.9%, to ¥19.0 billion. These results represent four consecutive first-quarter improvements in both sales and profits.

In addition to an outstanding performance achieved by the construction and mining equipment business, Komatsu’s stronghold operation, sales of the industrial machinery, vehicles and other operations, as well as the electronics business also improved their business results from the corresponding period a year ago. Operating profit doubled to ¥36.9 billion, an increase of 103.5% over the previous corresponding period, recording growth in both sales and profits for all business segments.

Construction and mining equipment

Consolidated net sales of construction and mining equipment for the first quarter under review made an outstanding increase of 25.6% over the corresponding period a year ago, to ¥303.9 billion, a record-high result since Komatsu began announcing quarterly settlement in the fiscal year ended March 31, 2003. This substantial growth in sales is attributable to improved sales prices in Japan and overseas and expanded production capacity being in place in addition to an increase in sales volume in response to thriving demand worldwide. Segment profit for this business climbed 88.7% over the previous corresponding period, to ¥32.1 billion, showing continued recovery of profitability.

During the first quarter period, Komatsu accelerated sales in the major markets of North America and Europe as well as Latin America and Asia & Oceania with burgeoning demand for mining equipment. In Japan, sales of new equipment steadily grew mainly to rental companies, partly reflecting the progress of restoration work in areas affected by earthquakes and typhoons. In China, Komatsu stepped up sales, as demand for construction equipment has steadily recovered since April this year.

[Sales of Construction and Mining Equipment by Region (Geographic Origin)]

Millions of yen

	First quarter ended June 30, 2005 1USD=108JPY 1EUR=135JPY	First quarter ended June 30, 2004 1USD=110JPY 1EUR=132JPY	Changes Increase
	(A)	(B)	(A)-(B)%
Japan	63,049	58,270	4,779	8.2
Americas	97,673	70,779	26,894	38.0
Europe & CIS	55,511	42,728	12,783	29.9
Asia & Oceania	49,267	36,434	12,833	35.2
China	16,905	14,938	1,967	13.2
Middle East & Africa	21,580	18,805	2,775	14.8
Total	303,985	241,954	62,031	25.6

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations advanced 9.2% over the corresponding period last year, to ¥55.2 billion for the first quarter under review. Segment profit for this business advanced by about 3.6 times, to ¥2.7 billion.

In particular, Komatsu Industries Corp. achieved outstanding performance against the backdrop of aggressive capital investments by automakers. Similarly, other Komatsu Group companies, such as Komatsu Forklift Co., Ltd. and Komatsu Machinery Corp., expanded their sales and profits.

Electronics

Consolidated net sales of the electronics business grew 7.4% over the previous corresponding period, to ¥27.4 billion for the first quarter period under review. Segment profit for this business reached ¥2.8 billion, up 49.3%.

Komatsu Electronic Metals Co., Ltd. secured sales on par with those posted for the corresponding period last year, while total demand for silicon wafers failed to reach the level registered a year ago. Nevertheless, the market has been recovering steadily centering on 300mm wafers. Advanced Silicon Materials LLC improved sales and profits substantially by capitalizing on strong demand for polycrystalline silicon and monosilane gas.

4. Financial Conditions (Consolidated)

Total assets amounted to ¥1,475.4 billion at the end of the first quarter under review, an increase of ¥26.4 billion from the last fiscal year-end, reflecting expanded inventories resulting from boosted sales of construction and mining equipment. However, overall asset turnover ratio improved, allowing the Company to facilitate repayments of interest-bearing debt. As a result, interest-bearing debt totaled ¥414.9 billion, a decrease of ¥17.3 billion from the last fiscal year-end, reflecting repayments of borrowings. Shareholders’ equity increased with expanded profits, and net debt-to-equity ratio* improved to 0.68 at the end of the first quarter under review from 0.70 at the last fiscal year-end.

*	Net DER = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/Shareholders’ equity

5. Projections for the Fiscal Year ending March 31, 2006 (Consolidated)

(From April 1, 2005 to March 31, 2006)

Today Komatsu revised the projections, which the Company announced on May 9, 2005, as follows.

Millions of yen

	Net sales	Operating profit	Income before income taxes	Net income
The first half of fiscal year	793,000	70,000	77,000	54,000
The entire fiscal year	1,600,000	142,000	140,000	93,000

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

Millions of yen

	As of June 30, 2005	As of March 31, 2005	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥80,764	¥97,510	¥(16,746)
Time deposits	56	52	4
Trade notes and accounts receivable	320,402	316,828	3,574
Inventories	330,830	307,002	23,828
Other current assets	106,327	94,105	12,222

Total current assets	838,379	815,497	22,882

Long-term trade receivables	68,692	80,856	(12,164)

Investments	80,976	83,447	(2,471)

Property, plant and equipment - Less accumulated depreciation	386,039	366,660	19,379

Other assets	101,395	102,608	(1,213)

Total	1,475,481	1,449,068	26,413

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	201,618	214,577	(12,959)
Trade notes and accounts payable	282,220	266,112	16,108
Income taxes payable	14,534	12,234	2,300
Other current liabilities	151,043	149,576	1,467

Total current liabilities	649,415	642,499	6,916

Long-term liabilities	290,787	290,479	308

Minority interests	40,636	38,946	1,690

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	136,148	135,792	356
Retained earnings	312,669	299,537	13,132
Accumulated other comprehensive income (loss) *	(18,661)	(21,485)	2,824
Treasury stock	(3,383)	(4,570)	1,187

Total shareholders’ equity - net	494,643	477,144	17,499

Total	¥1,475,481	¥1,449,068	¥26,413

	As of June 30, 2005	As of March 31, 2005	Changes Increase (Decrease)
* Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(18,759)	¥(22,161)	¥3,402

Net unrealized holding gains on securities available for sale	18,357	18,605	(248)

Pension liability adjustments	(16,987)	(17,340)	353

Net unrealized holding gains on derivative instruments	(1,272)	(589)	(683)

Short & long-term debt	¥414,974	¥432,291	¥(17,317)

Note:	The accompanying consolidated balance sheet for the first quarter of the fiscal year ending March 31, 2006 reflects the reclassification of the portion of installment and lease receivables due after one year (less unearned interest), or the long-term portion, separately from trade notes and accounts receivable of current assets. The corresponding figures at the last fiscal year-end were also reclassified accordingly.

Condensed Consolidated Statements of Income

(For the three months ended June 30, 2005 and 2004)

Millions of yen

	2005		2004		Changes Increase (Decrease)
	(A)%		(B)%		(A)-(B)%
Revenues and other
Net sales	¥386,711	100.0	¥318,122	100.0	¥68,589	21.6
Interest and other income	2,753	0.7	5,170	1.6	(2,417)

	389,464	—	323,292	—	66,172	20.5

Costs and expenses
Cost of sales	282,244	73.0	236,149	74.2	46,095
Selling, general and administrative expenses	67,541	17.5	63,824	20.1	3,717
Interest expense	3,150	0.8	2,646	0.8	504
Other expense	1,613	0.4	1,230	0.4	383

	354,548	—	303,849	—	50,699	16.7

Income before income taxes, minority interests and equity in earnings	34,916	9.0	19,443	6.1	15,473	79.6
Income taxes	14,488	3.7	7,660	2.4	6,828
Minority interests in income of consolidated subsidiaries -net	(1,529)	(0.4)	(1,507)	(0.5)	(22)
Equity in earnings of affiliated companies -net	181	0.0	102	0.0	79

Net income	¥19,080	4.9	¥10,378	3.3	¥8,702	83.9

Business Segment Information

(For the three months ended June 30, 2005, and 2004)

Millions of yen

	2005			2004			Changes Increase
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	309,466	32,111	10.4	244,936	17,016	6.9	64,530	15,095
Industrial Machinery, Vehicles and Others	73,281	2,784	3.8	64,607	778	1.2	8,674	2,006
Electronics	27,481	2,827	10.3	25,590	1,893	7.4	1,891	934
Subtotal	410,228	37,722	9.2	335,133	19,687	5.9	75,095	18,035
Corporate & Elimination	(23,517)	(796)	—	(17,011)	(1,538)	—	(6,506)	742
Total	386,711	36,926	9.5	318,122	18,149	5.7	68,589	18,777

Consolidated Sales by Operation

(For the three months ended June 30, 2005, and 2004)

Millions of yen

	2005		2004		Changes Increase
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment
Japan	63,049	16.3	58,270	18.3	4,779	8.2
Overseas	240,936	62.3	183,684	57.8	57,252	31.2

	303,985	78.6	241,954	76.1	62,031	25.6

Industrial Machinery, Vehicles and Others
Japan	37,357	9.7	35,478	11.2	1,879	5.3
Overseas	17,888	4.6	15,100	4.7	2,788	18.5

	55,245	14.3	50,578	15.9	4,667	9.2

Electronics
Japan	13,606	3.5	13,070	4.1	536	4.1
Overseas	13,875	3.6	12,520	3.9	1,355	10.8

	27,481	7.1	25,590	8.0	1,891	7.4

Total
Japan	114,012	29.5	106,818	33.6	7,194	6.7
Overseas	272,699	70.5	211,304	66.4	61,395	29.1

	386,711	100.0	318,122	100.0	68,589	21.6

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: July 28, 2005
URL: http://www.komatsu.com/

Revision of Projections for the Fiscal Year ending March 31, 2006

Komatsu Ltd. has revised the projections for consolidated and non-consolidated results for the fiscal year ending March 31, 2006, which the Company announced on May 9, 2005.

1. Revision for Interim Results for the Fiscal Year Ending March 31, 2006

    (From April 1, 2005 to September 30, 2005)

1) Consolidated

Millions of yen

	Earlier projection (A)	Last projection (B)*	Change (B-A)		Interim Results for FY2005
Net sales	750,000	793,000 (15.9)%	43,000	5.7%	683,976
Operating profit**	55,000	70,000 (51.6)%	15,000	27.3%	46,169
Income before income taxes	47,000	77,000 (59.8)%	30,000	63.8%	48,200
Net income	33,000	54,000 (107.5)%	21,000	63.6%	26,023

2) Non-consolidated

Millions of yen

	Earlier projection (A)	Last projection (B)*	Change (B-A)		Interim Results for FY 2005
Net sales	275,000	285,000 (15.9)%	10,000	3.6%	246,001
Ordinary profit	18,000	19,000 (6.0)%	1,000	5.6%	17,917
Net income	10,000	11,500 (36.2)%	1,500	15.0%	8,441

*	The amounts in parentheses indicate the changes from the corresponding interim period a year ago.

**	Operating profit stated above is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

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2. Revision for Full-Year Results for the Fiscal Year Ending March 31, 2006

    (From April 1, 2005 to March 31, 2006)

1) Consolidated

Millions of yen

	Earlier projection (A)	Last projection (B)*	Change (B-A)		Results for FY 2005
Net sales	1,520,000	1,600,000 (11.5)%	80,000	5.3%	1,434,788
Operating profit**	122,000	142,000 (39.3)%	20,000	16.4%	101,923
Income before Income taxes	105,000	140,000 (41.8)%	35,000	33.3%	98,703
Net income	72,000	93,000 (57.6)%	21,000	29.2%	59,010

2) Non-consolidated

Millions of yen

	Earlier projection (A)	Last projection (B)*	Change (B-A)		Results for FY 2005
Net sales	565,000	605,000 (15.5)%	40,000	7.1%	523,592
Ordinary profit	35,000	40,000 (19.7)%	5,000	14.3%	33,417
Net income	23,000	24,500 (43.8)%	1,500	6.5%	17,042

*	The amounts in parentheses indicate the changes from the previous fiscal year.
**	Operating profit stated above is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

3. Reasons for the Revision

In its stronghold business segment of construction and mining equipment, Komatsu anticipates continued growth of investments in energy-related and social infrastructure developments and can expect to expand sales in virtually all regions of the world, including the major market of North America and the steadily recovering market of China.

As announced in June 2005, Komatsu plans to sell 75% of its stake in Advanced Silicon Materials LLC (ASiMI), a subsidiary in the United States, to Renewable Energy Corporation AS of Norway at the end of July 2005. As a result of this sale, ASiMI will be excluded from consolidation, and compared to the earlier projection, Komatsu projects that consolidated sales and operating profit will decline by approximately ¥9 billion and ¥3 billion, respectively, while net income will increase by approximately ¥9 billion, reflecting the proceeds from the sale.

In view of the above matters, Komatsu projects that consolidated sales, operating profit, income before income taxes, and net income will exceed the earlier projections by ¥80 billion, ¥20 billion, ¥35 billion, and ¥21 billion, respectively.

(end)

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